PRESS RELEASE

CN Delivers on Commitments with Strong Second Quarter Results and Raises 2026 Guidance

•Delivered diluted earnings per share (EPS) increase of 10%, or 11% on an adjusted basis and 12% on an adjusted basis at constant currency (1)
•Raised 2026 financial guidance, now assuming low single-digit RTM growth and expecting mid-to-high single-digit adjusted diluted EPS growth
•Achieved revenue ton miles (RTMs) increase of 5% year over year with strong overall volumes driven primarily by grain and energy products
•Realized record first half and second quarter fuel efficiency performance
•Repurchased approximately 3 million shares for C$454 million
•Generated free cash flow of C$1,842 million, an increase of 19% for the first half of 2026 (consisting of net cash provided by operating activities of C$2,876 million and net cash used in investing activities of C$1,034 million) (1)

MONTREAL, July 24, 2026 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2026.

“I want to thank the CN team for the strong results this quarter, which reflect their discipline, focus, and execution. We delivered on our key commitments, with solid operational and commercial performance, improved productivity, strong cash flow generation, and continued financial discipline. We are raising our full-year guidance, supported by sustained business momentum and our continued ability to deliver results for our customers.”

–Tracy Robinson, President and Chief Executive Officer, CN

Second-Quarter 2026 Results Highlights
CN saw improvements across operating metrics, with strong commercial and service performance. Gross ton miles (GTMs) increased by 3% to 121,082 (millions), while RTMs increased by 5% to 62,250 (millions). The Company delivered diluted EPS of C$2.06, an increase of 10%, and adjusted diluted EPS of C$2.08, an increase of 11%, or C$2.09 on an adjusted basis at constant currency, an increase of 12%. (1)

The quarter’s operating performance reflects the Company’s continued priority on operational execution as well as its ability to provide solid service to customers, allowing it to capture demand in grain and in other markets.

Quarterly Financial Results Highlights
Second-quarter 2026 compared to second-quarter 2025
•Revenues of C$4,753 million, an increase of C$481 million, or 11%.
•Operating income of C$1,781 million, an increase of C$143 million, or 9%, and adjusted operating income of C$1,798 million, an increase of C$160 million, or 10%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 62.5%, an increase of 80 basis points, and adjusted operating ratio of 62.2%, an increase of 50 basis points. (1)
•Net income of C$1,249 million, an increase of C$77 million, or 7%, and adjusted net income of C$1,261 million, an increase of C$89 million, or 8%. (1)
•Diluted EPS of C$2.06, an increase of 10% and adjusted diluted EPS of C$2.08, an increase of 11%, or C$2.09 on an adjusted basis at constant currency, an increase of 12%. (1)
•Net cash provided by operating activities of C$2,876 million and net cash used in investing activities of C$1,034 million for the first half of 2026.
•Free cash flow for the first half of 2026 was C$1,842 million, an increase of C$294 million, or 19%. (1)
•Adjusted EBITDA reported for the twelve months ended June 30, 2026 of C$8,832 million, an increase of 4%. (1)
•Adjusted debt-to-adjusted EBITDA of 2.61 times as at and for the twelve months ended June 30, 2026. (1)
•Repurchased approximately 2.9 million shares in the second quarter of 2026 for C$454 million.

CN | 2026 Quarterly Review – Second Quarter 1

PRESS RELEASE
Quarterly Operating Performance Highlights *
Second-quarter 2026 compared to second-quarter 2025
•GTMs increased 3% to 121,082 (millions).
•RTMs increased 5% to 62,250 (millions).
•Through dwell increased by 4% to 7.1 (entire railroad, hours).
•Car velocity decreased by 1% to 211 (car miles per day).
•Through network train speed increased by 1% to 19.1 (mph).
•Fuel efficiency of 0.836 (US gallons of locomotive fuel consumed per 1,000 GTMs), was 3% more efficient.
•Train length increased by 1% to 8,084 (feet).
•GTMs per average number of employees increased 9% to 5,105 (thousands).
•Operating expenses per GTM increased 9% to 2.45 (cents).

* Statistical operating data and key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

Dividends
CN's Board of Directors has approved a third-quarter 2026 dividend on the Company’s common shares outstanding. A quarterly dividend of ninety-one and a half cents (C$0.9150) per common share will be paid on September 29, 2026, to shareholders of record at the close of business on September 8, 2026.

Revised 2026 financial guidance (1)(2)
Based on strong volume and solid operational execution in the first half of the year, the Company now assumes to deliver low single-digit RTM growth in 2026 (compared to its January 30, 2026 assumption of flattish growth). The Company now expects adjusted diluted EPS growth in the mid-to-high single-digit range (compared to its January 30, 2026 expectation of slightly exceeding RTM growth).

In 2026, CN continues to plan to invest approximately C$2.8 billion in its capital program, net of amounts reimbursed by customers. The Company also expects to continue improving its free cash flow conversion throughout 2026.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 8:30 a.m. Eastern Time on July 24, 2026. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 2015414 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's outlook, guidance or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

2026 key assumptions
CN has made a number of economic and market assumptions in preparing its 2026 outlook. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company continues to assume that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. CN now assumes low single-digit RTM growth (compared to its January 30, 2026 assumption of flattish growth). CN now assumes that in 2026, the value of the Canadian dollar in U.S. currency will be $0.71 (compared to its April 29, 2026 assumption of $0.73), and continues to assume that in 2026 the average price of crude oil (West Texas Intermediate) will be in the range of US$80 - US$110 per barrel. The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.

2 CN | 2026 Quarterly Review – Second Quarter

PRESS RELEASE
Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology, including the use of artificial intelligence, and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President, Investor Relations
Media Relations	and Special Projects
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2026 Quarterly Review – Second Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,753	4,272	9,132	8,675
Freight revenues ($ millions)	4,559	4,090	8,826	8,378
Operating income ($ millions)	1,781	1,638	3,330	3,248
Adjusted operating income ($ millions) (2)(3)	1,798	1,638	3,364	3,248
Net income ($ millions)	1,249	1,172	2,395	2,333
Adjusted net income ($ millions) (2)(3)	1,261	1,172	2,363	2,333
Diluted earnings per share ($)	2.06	1.87	3.93	3.71
Adjusted diluted earnings per share ($) (2)(3)	2.08	1.87	3.88	3.71
Net cash provided by operating activities ($ millions)	1,611	1,745	2,876	2,909
Net cash used in investing activities ($ millions)	669	823	1,034	1,361
Free cash flow ($ millions) (2)(4)	942	922	1,842	1,548
Gross property additions ($ millions)	695	805	1,134	1,324
Share repurchases ($ millions)	454	306	1,323	407
Dividends per share ($)	0.9150	0.8875	1.8300	1.7750
Financial ratio
Operating ratio (%) (5)	62.5	61.7	63.5	62.6
Adjusted operating ratio (%) (2)(3)	62.2	61.7	63.2	62.6
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	121,082	117,335	239,471	232,178
Revenue ton miles (RTMs) (millions)	62,250	59,215	124,084	119,264
Carloads (thousands)	1,409	1,414	2,745	2,727
Route miles (includes Canada and the U.S., end of period)	18,900	18,900	18,900	18,900
Employees (end of period)	23,825	24,912	23,825	24,912
Employees (average for the period)	23,719	25,003	23,636	24,815
Key operating measures
Freight revenue per RTM (cents)	7.32	6.91	7.11	7.02
Freight revenue per carload ($)	3,236	2,893	3,215	3,072
GTMs per average number of employees (thousands)	5,105	4,693	10,132	9,356
Operating expenses per GTM (cents)	2.45	2.24	2.42	2.34
Labor and fringe benefits expense per GTM (cents)	0.73	0.73	0.75	0.77
Diesel fuel consumed (US gallons in millions)	101.2	101.5	206.8	206.8
Average fuel price ($ per US gallon)	5.67	3.55	4.86	3.98
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.836	0.865	0.864	0.891
Train weight (tons)	9,404	9,125	9,350	9,101
Train length (feet)	8,084	8,016	7,979	7,863
Car velocity (car miles per day)	211	213	206	200
Through dwell (entire railroad, hours)	7.1	6.8	7.3	7.3
Through network train speed (miles per hour)	19.1	18.9	18.9	18.3
Locomotive utilization (trailing GTMs per total horsepower)	202	190	200	187
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.01	0.83	1.09	0.97
Accident rate (per million train miles)	2.30	1.56	2.26	1.82
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2026 Quarterly Review – Second Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2026	2025	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	941	808	16%	17%	1,869	1,723	8%	10%
Metals and minerals	528	496	6%	7%	996	1,019	(2%)	(1%)
Forest products	495	461	7%	8%	929	955	(3%)	(1%)
Coal	243	242	—%	—%	462	488	(5%)	(5%)
Grain and fertilizers	980	834	18%	18%	2,029	1,785	14%	15%
Intermodal	1,087	1,008	8%	8%	2,049	1,948	5%	6%
Automotive	285	241	18%	18%	492	460	7%	8%
Total freight revenues	4,559	4,090	11%	12%	8,826	8,378	5%	7%
Other revenues	194	182	7%	7%	306	297	3%	4%
Total revenues	4,753	4,272	11%	11%	9,132	8,675	5%	7%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,874	10,740	11%	11%	24,558	22,576	9%	9%
Metals and minerals	7,030	7,074	(1%)	(1%)	13,086	13,826	(5%)	(5%)
Forest products	5,216	5,113	2%	2%	10,128	10,500	(4%)	(4%)
Coal	5,078	5,058	—%	—%	9,905	10,504	(6%)	(6%)
Grain and fertilizers	18,369	16,513	11%	11%	37,894	33,763	12%	12%
Intermodal	13,730	13,856	(1%)	(1%)	26,793	26,442	1%	1%
Automotive	953	861	11%	11%	1,720	1,653	4%	4%
Total RTMs	62,250	59,215	5%	5%	124,084	119,264	4%	4%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.92	7.52	5%	5%	7.61	7.63	—%	1%
Metals and minerals	7.51	7.01	7%	7%	7.61	7.37	3%	5%
Forest products	9.49	9.02	5%	5%	9.17	9.10	1%	3%
Coal	4.79	4.78	—%	—%	4.66	4.65	—%	1%
Grain and fertilizers	5.34	5.05	6%	6%	5.35	5.29	1%	2%
Intermodal	7.92	7.27	9%	9%	7.65	7.37	4%	4%
Automotive	29.91	27.99	7%	7%	28.60	27.83	3%	4%
Total freight revenue / RTM	7.32	6.91	6%	6%	7.11	7.02	1%	3%
Carloads (thousands) (3)
Petroleum and chemicals	170	154	10%	10%	340	317	7%	7%
Metals and minerals	234	239	(2%)	(2%)	448	452	(1%)	(1%)
Forest products	70	71	(1%)	(1%)	137	144	(5%)	(5%)
Coal	110	115	(4%)	(4%)	218	233	(6%)	(6%)
Grain and fertilizers	194	177	10%	10%	389	355	10%	10%
Intermodal	573	602	(5%)	(5%)	1,107	1,119	(1%)	(1%)
Automotive	58	56	4%	4%	106	107	(1%)	(1%)
Total carloads	1,409	1,414	—%	—%	2,745	2,727	1%	1%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,535	5,247	5%	6%	5,497	5,435	1%	3%
Metals and minerals	2,256	2,075	9%	9%	2,223	2,254	(1%)	—%
Forest products	7,071	6,493	9%	9%	6,781	6,632	2%	4%
Coal	2,209	2,104	5%	5%	2,119	2,094	1%	2%
Grain and fertilizers	5,052	4,712	7%	7%	5,216	5,028	4%	5%
Intermodal	1,897	1,674	13%	13%	1,851	1,741	6%	7%
Automotive	4,914	4,304	14%	14%	4,642	4,299	8%	10%
Total freight revenue / carload	3,236	2,893	12%	12%	3,215	3,072	5%	6%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2026 Quarterly Review – Second Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2026, the Company's adjusted net income was $1,261 million, or $2.08 per diluted share, and $2,363 million, or $3.88 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2026 exclude advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern of $17 million, or $12 million after-tax ($0.02 per diluted share) and $34 million, or $25 million after tax ($0.04 per diluted share), respectively, recorded in Purchased services and material within the Consolidated Statements of Income. The adjusted figures for the six months ended June 30, 2026 also exclude the sale of a portion of the Newmarket subdivision located in Washago and Sundridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in the first quarter of 2026 in Other income within the Consolidated Statements of Income.

For the three and six months ended June 30, 2025, the Company's net income was $1,172 million, or $1.87 per diluted share, and $2,333 million, or $3.71 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitates period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

6 CN | 2026 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2026	2025	2026	2025
Net income	$1,249	$1,172	$2,395	$2,333
Adjustments:
Operating expense adjustment:
Advisory costs related to rail consolidation matters	17	—	34	—
Non-operating expense adjustment:
Gain on disposal of property	—	—	(66)	—
Tax adjustment:
Tax effect of adjustments (1)	(5)	—	—	—
Total adjustments	$12	$—	$(32)	$—
Adjusted net income	$1,261	$1,172	$2,363	$2,333
Diluted earnings per share	$2.06	$1.87	$3.93	$3.71
Impact of adjustments, per share	0.02	—	(0.05)	—
Adjusted diluted earnings per share	$2.08	$1.87	$3.88	$3.71
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2026	2025	2026	2025
Operating income	$1,781	$1,638	$3,330	$3,248
Adjustment:
Advisory costs related to rail consolidation matters	17	—	34	—
Total adjustment	$17	$—	$34	$—
Adjusted operating income	$1,798	$1,638	$3,364	$3,248

Operating expenses	$2,972	$2,634	$5,802	$5,427
Total adjustment	(17)	—	(34)	—
Adjusted operating expenses	$2,955	$2,634	$5,768	$5,427

Operating ratio	62.5%	61.7%	63.5%	62.6%
Impact of adjustment	(0.3)%	—%	(0.3)%	—%
Adjusted operating ratio	62.2%	61.7%	63.2%	62.6%

CN | 2026 Quarterly Review – Second Quarter 7

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations; and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2026	2025	2026	2025
Net cash provided by operating activities	$1,611	$1,745	$2,876	$2,909
Net cash used in investing activities	(669)	(823)	(1,034)	(1,361)
Free cash flow	$942	$922	$1,842	$1,548

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The weighted average foreign exchange rates were $1.384 and $1.378 per US$1.00 for the three and six months ended June 30, 2026, respectively and $1.385 and $1.411 per US$1.00 for the three and six months ended June 30, 2025, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2026 would have been higher by $5 million ($0.01 per diluted share) and $26 million ($0.04 per diluted share), respectively.

8 CN | 2026 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2026:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$941	$1	$808	17%	$1,869	$25	$1,723	10%
Metals and minerals	528	1	496	7%	996	17	1,019	(1%)
Forest products	495	1	461	8%	929	16	955	(1%)
Coal	243	—	242	—%	462	4	488	(5%)
Grain and fertilizers	980	2	834	18%	2,029	24	1,785	15%
Intermodal	1,087	—	1,008	8%	2,049	11	1,948	6%
Automotive	285	—	241	18%	492	7	460	8%
Total freight revenues	4,559	5	4,090	12%	8,826	104	8,378	7%
Other revenues	194	—	182	7%	306	3	297	4%
Total revenues	4,753	5	4,272	11%	9,132	107	8,675	7%
Operating expenses
Labor and fringe benefits	889	(1)	862	(3%)	1,803	16	1,782	(2%)
Purchased services and material	641	(2)	576	(11%)	1,264	6	1,153	(10%)
Fuel	659	3	413	(60%)	1,142	26	931	(25%)
Depreciation and amortization	486	—	489	1%	970	9	982	—%
Equipment rents	106	—	105	(1%)	218	4	223	—%
Other	191	(1)	189	(1%)	405	4	356	(15%)
Total operating expenses	2,972	(1)	2,634	(13%)	5,802	65	5,427	(8%)
Operating income	1,781	6	1,638	9%	3,330	42	3,248	4%
Interest expense	(241)	—	(219)	(10%)	(475)	(8)	(452)	(7%)
Other components of net periodic benefit income	133	—	126	6%	266	—	251	6%
Other income	7	—	16	(56%)	80	—	41	95%
Income before income taxes	1,680	6	1,561	8%	3,201	34	3,088	5%
Income tax expense	(431)	(1)	(389)	(11%)	(806)	(8)	(755)	(8%)
Net income	$1,249	$5	$1,172	7%	$2,395	$26	$2,333	4%
Diluted earnings per share	$2.06	$0.01	$1.87	11%	$3.93	$0.04	$3.71	7%

Adjusted net income (1)	$1,261	$5	$1,172	8%	$2,363	$26	$2,333	2%
Adjusted diluted earnings per share (1)	$2.08	$0.01	$1.87	12%	$3.88	$0.04	$3.71	6%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. For the three months ended June 30, 2026, the Adjusted net income at constant currency was $1,266 million, calculated as adjusted net income of $1,261 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $5 million. For the six months ended June 30, 2026, the Adjusted net income at constant currency was $2,389 million, calculated as adjusted net income of $2,363 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $26 million. For the three months ended June 30, 2026, the Adjusted diluted EPS at constant currency was $2.09, calculated as adjusted diluted EPS of $2.08, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.01 per diluted share. For the six months ended June 30, 2026, the Adjusted diluted EPS at constant currency was $3.92, calculated as adjusted diluted EPS of $3.88, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.04 per diluted share.
CN | 2026 Quarterly Review – Second Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2026	2025
Debt (1)		$22,254	$20,425
Adjustments:
Operating lease liabilities, including current portion (2)		465	443
Pension plans in deficiency (3)		337	342
Adjusted debt		$23,056	$21,210
Net income		$4,782	$4,564
Interest expense		936	913
Income tax expense		1,595	1,441
Depreciation and amortization		1,926	1,946
Operating lease cost (4)		154	158
Other components of net periodic benefit income		(517)	(478)
Other income		(127)	(49)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		49	—
Adjusted EBITDA		$8,832	$8,495
Adjusted debt-to-adjusted EBITDA multiple (times)		2.61	2.50
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for the STB review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.

10 CN | 2026 Quarterly Review – Second Quarter